BD - DIRECT OWNERS/EXECUTIVE OFFICERS

Are there any indirect owners of the *applicant* required to be reported on Schedule B?

○ Yes ⦿ No

Ownership Codes:

NA - less than 5%	B - 10% but less than 25%	D - 50% but less than 75%
A - 5% but less than 10%	C - 25% but less than 50%	E - 75% or more

Full Legal Name	DE/FE/I	Title or Status	Date Acquired	Own. Code	Control Person	PR	CRD #(or S.S.No., IRS Tax #, Emp. ID)
BROADBERY, MICHAEL MARY	I	CHIEF COMPLIANCE OFFICER	11/2018	NA	N	N	6947899
COLEMAN, DENIS PATRICK III	I	MANAGING DIRECTOR, MANAGER	01/2022	NA	Y	N	2782373
DOYLE, BRIAN RICHARD	I	MANAGING DIRECTOR, CFO	11/2019	NA	N	N	6003685
~~LEEDER, VALERIE ANNE~~	~~I~~	~~MANAGING DIRECTOR, PRINCIPAL OPERATIONS OFFICER~~	~~11/2021~~	~~NA~~	~~N~~	~~N~~	~~3065273~~
HEMPSELL, RICHARD IAN	I	MANAGING DIRECTOR, PRINCIPAL OPERATIONS OFFICER	02/2022	NA	N	N	6001487
HORAN, ERICKA T	I	MANAGING DIRECTOR, MANAGER	02/2022	NA	Y	N	4902526
MATTHIAS, THOMAS FAIRBANKS	I	CHIEF COMPLIANCE OFFICER - INVESTMENT ADVISERS ACT	09/2017	NA	N	N	2872690
~~MCCASKILL, MARK~~	~~I~~	~~MANAGING DIRECTOR, PRINCIPAL OPERATIONS OFFICER~~	~~10/2021~~	~~NA~~	~~N~~	~~N~~	~~3272131~~
OCONNELL, JOHN MAURICE	I	CHIEF COMPLIANCE OFFICER	11/2018	NA	N	N	1335506
RUEMMLER, KATHRYN HELEN	I	MANAGING DIRECTOR, CLO	03/2021	NA	N	N	7250761
SOLOMON, DAVID MICHAEL	I	MANAGING DIRECTOR, MANAGER	04/2017	NA	Y	N	1616414
~~STEIN, LAURENCE~~	~~I~~	~~MANAGING DIRECTOR, MANAGER~~	~~01/2018~~	~~NA~~	~~Y~~	~~N~~	~~5300390~~
THE GOLDMAN SACHS GROUP, INC.	DE	CLASS A MEMBER	04/2017	E	Y	Y	13-4019460
WALDRON, JOHN EDWARD	I	MANAGING DIRECTOR, CEO, MANAGER	12/2018	NA	Y	N	2569337
WONDRACK, JON JOSEPH	I	MANAGING DIRECTOR, PRINCIPAL OPERATIONS OFFICER	03/2022	NA	N	N	6001847

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